CLEARY, GOTTLIEB, STEEN & HAMILTON

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[redacted]

04010824

Writer's Direct Dial: (212) 225-2014

MAR 24 2004

March 24, 2004

BY HAND

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases, dated March 22, 2004, informing that i) the number of shares (including those represented by ADRs) that have been tendered in the Offer to Purchase shares representing 40.6% of the capital stock of GFBB totaled 3,563,903,706, and discussing ii) the completion of the purchase of shares through the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A. de C.V.) related to the public tender offer to purchase approximately 40.6% of capital stock of GFBB.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

dlw 3/25

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

BBVA Bancomer

GFBB INFORMS

Mexico City, march 22, 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBBB) informs that it has received the following information from Grupo BBVA, S.A.:

TO THE SPANISH NATIONAL SECURITES MARKET COMMISSION

"BBVA, S.A.", pursuant to article 82 of the Spanish Securities Market Law, by means of this communication informs the following:

RELEVANT EVENT

Mexico City, March 22, 2004. BBVA informs that, according to the information received from Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer and The Bank of New York (as agents in the transaction), the number of shares (including those represented by ADRs) that have been tendered in the Offer to Purchase shares representing 40,6% of the capital stock of GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), once the period of the offer has concluded, totaled 3,563,903,706, which represent 38,42% of the capital stock of the Mexican financial entity.

Pursuant to Section 7 of the Information Brochure (*Folleto Informativo*) of the Offer in Mexico and to Section 2 of the U.S. Offer to Purchase in the United States of America, BBVA informs its acceptance of the shares tendered in the Offer to Purchase and that, with the acquisition of such percentage, its equity interest in the capital stock of BANCOMER will represent 97,84%.

Reaching this percentage, as indicated in the Mexican Information Brochure and in the U.S. Offer to Purchase, BBVA has the intention to cause the corresponding corporate bodies of BANCOMER, to take the necessary steps to request the delisting of the shares of BANCOMER from the Mexican Stock Exchange, as well as the cancellation of the corresponding ADSs programs.

BBVA Bancomer

GFBB INFORMA

México D.F. a 22 de marzo de 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBBB) comunica que ha sido informado por el Grupo BBVA, S.A. que:

A LA COMISION NACIONAL DEL MERCADO DE VALORES

"BBVA, S.A.", de conformidad con lo establecido en el artículo 82 de la Ley de Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

Ciudad de México, a 22 de marzo de 2004. BBVA comunica que, de acuerdo con la información que le ha sido suministrada por Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer y The Bank of New York (sociedades intermediarias en la operación), el número de acciones (incluidas aquellas representadas por ADRs) que han acudido a la Oferta Pública de Adquisición formulada sobre el 40,6% del capital social del GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), una vez concluido el periodo de la oferta, asciende a 3,563,903,706, que representan el 38,42 % del capital social de la entidad financiera mexicana.

De acuerdo con lo previsto en el apartado 7 del Folleto Informativo de la Oferta en México y en el apartado 2 del *"U.S. Offer to Purchase"* estadounidense, BBVA manifiesta que acepta las referidas acciones ofrecidas para su venta en la Oferta Pública de Adquisición y que con la adquisición del referido porcentaje, su participación en el capital social de BANCOMER pasará a ser del 97,84%.

Alcanzado este porcentaje, tal y como se indica en el Folleto Informativo mexicano y en el *"U.S. Offer to Purchase"*, BBVA tiene la intención de promover que los órganos sociales de BANCOMER, tomen los pasos necesarios para solicitar la exclusión de cotización de BANCOMER de la Bolsa Mexicana de Valores, S.A. de C.V., así como la cancelación de los programas de ADSs correspondientes.

BBVA Bancomer

GFBB INFORMS

Mexico City, march 22, 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBBB) informs that it has received the following information from BBVA, S.A.:

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

"BBVA, S.A.", pursuant to article 82 of the Spanish Securities Market Law (Ley de Mercado de Valores), by means of this communication informs the following:

RELEVANT EVENT

In continuation to the relevant event published last march 20, BBVA informs that it has completed the purchase of shares through the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A. de C.V.) related to the public tender offer to purchase approximately 40.6% of capital stock of GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER). The final number of shares traded that participated in the offer and which have been approved for purchase by BBVA totals 3,660,295,210, representing approximately 39.46% of the Mexican company's capital stock. With this acquisition of shares, the percentage stake of BANCOMER held by BBVA increases to approximately 98.88%.

BBVA Bancomer

GFBB INFORMA

México D.F. a 22 de marzo de 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBBB) comunica que ha sido informado por el Grupo BBVA, S.A. que:

A LA COMISION NACIONAL DEL MERCADO DE VALORES

"BBVA, S.A.", de conformidad con lo establecido en el artículo 82 de la Ley de Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

En continuación al hecho relevante remitido el pasado 20 de marzo, BBVA comunica que se ha producido en la Bolsa Mexicana de Valores S.A. de C.V. el cruce de acciones de la Oferta Pública de Adquisición formulada sobre aproximadamente el 40,6% del capital social del GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER). El número definitivo de acciones cruzadas que acudieron a la Oferta y que ha sido aceptado por BBVA asciende a 3.660.295.210, que representa aproximadamente el 39,46% del capital social de la entidad mexicana. Con la adquisición de dichas acciones, el porcentaje que finalmente tendrá BBVA en el capital social de BANCOMER pasará a ser de aproximadamente el 98,88%.